SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X         Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated November 6, 2008, entitled “ Spreadtrum Communications, Inc. Announces Third Quarter 2008 Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: November 7, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press Release, dated November 6, 2008, entitled “ Spreadtrum Communications, Inc. Announces Third Quarter 2008 Results.”

Exhibit 99.1

Spreadtrum Communications, Inc. Announces Third Quarter

2008 Results

Third Quarter 2008 Financial Summary:

•	Total revenue in 3Q08 was US$20.0 million, down 48% year-over-year and 50% sequentially. Baseband revenue in 3Q08 was US$18.8 million, down 45% year-over-year and 52% sequentially.

•	Diluted loss per American Depositary Share (ADS) was US$0.71, compared to diluted earnings of US$0.06 in 2Q08.

•	Gross margin in 3Q08 was 43.7% compared to 45.2% in 2Q08 and 45.6% in 3Q07.

•	GAAP net loss in 3Q08 was US$31.3 million, compared to net income of US$2.6 million in 2Q08 and net income of US$6.1 million in 3Q07.

Recent Business Highlights:

•	In 3Q08, Spreadtrum began shipping its SC6600V mobile TV solution, an integrated CMMB demodulator and source decoder chip that supports both AVS and H.264 video decoding standards.

•	Spreadtrum received a gold award at the Futian Cup, a Chinese handset design competition, for its work on the SC6600V and SC8800D chips.

•	Spreadtrum worked with Lenovo Mobile to enable Lenovo to deliver TD-SCDMA handsets with mobile TV feature to China Mobile before the Beijing Olympics.

•	The Company appointed Dr. Leo Li as President.

Shanghai, China, November 6, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”), one of China’s leading wireless baseband chipset providers, today announced its third quarter 2008 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted loss per ADS was US$0.71 in the third quarter of 2008 (3Q08), compared to diluted earnings of US$0.13 in the same period in 2007 (3Q07) and US$0.06 in the second quarter of 2008 (2Q08). Net loss for 3Q08 was US$31.3 million, down from net income of US$6.1 million in 3Q07 and net income of US$2.6 million in 2Q08.

US GAAP net loss for 3Q08 included US$2.4 million of share-based compensation expense, US$0.4 million of amortization of intangibles from the Quorum acquisition, US$6.6 million of in process research and development (IPR&D) expense related to the Quorum acquisition and US$17.5 million of impairment loss of long-lived assets. Excluding the impact of this share-based compensation expense, the amortization of intangibles from the Quorum acquisition, IPR&D expense related to the Quorum acquisition and impairment loss of long-lived assets, the Company’s non-GAAP net loss for 3Q08 would have been US$4.3 million, down from net income of US$7.6 million in 3Q07 and net income of US$4.9 million in 2Q08. Diluted non-GAAP loss per ADS in 3Q08 was US$0.10 down from diluted earnings of US$0.16 in 3Q07 and US$0.11 in 2Q08.

Commenting on the results, the Company’s Chairman and CEO, Dr. Ping Wu, said:

“Q3 was a challenging quarter for us. The slowing Chinese economy dampened domestic consumption, including demand for mobile phones in the Chinese market. This resulted in a negative impact on a number of our customers. Furthermore, we were affected by the delayed impact of product transition issues. We have since resolved these issues and customers are working on new designs.

With turmoil in the financial markets in September and October, the possibility for a dramatic rebound in our business in the fourth quarter has diminished considerably. While we still expect some improvement in the fourth quarter, it will be much more subdued than we previously expected. To cope with this adverse environment, we are taking steps to pare down expenses, to re-evaluate our business priorities, and to make sure that our resources are allocated to the most critical parts of our business. Despite these short-term difficulties, we believe the Chinese mobile phone market still offers very attractive growth potential in the longer term.

There are a few bright spots in the fourth quarter. Our mobile TV chip, which we made available to the market at the end of Q3, has received favorable feedback from customers and potential customers alike. We believe our mobile TV chip is very well positioned by having the right features at very attractive price points. We have also made progress with our RF products, which are already designed into approximately half of our customers’ new mobile phones.

We remain focused on positioning Spreadtrum to capture the long-term growth opportunities in this market and improving our product development process and internal execution. To this end, we have recently appointed Dr. Leo Li as our President. Leo has more than two decades of experience in the wireless industry and has held product development, business development, and general management positions in a number of leading wireless semiconductor companies. His skill and experience are expected to be quite useful as we strive to improve our product quality and to better serve our customers.”

Third Quarter 2008 Financial Review

Revenue

Revenue in the third quarter totaled US$20.0 million, representing a decrease of 48% from 3Q07 and 50% from 2Q08. Revenue from

2	11/7/2008

baseband semiconductors was US$18.8 million, or 94% of revenue, up from 89% of revenue in 3Q07 and down from 96% of revenue in 2Q08. Revenue from turnkey solutions was US$1.2 million, which represented 6% of revenue, down from 11% of revenue in 3Q07 and up from 4% of revenue in 2Q08.

Revenue from baseband semiconductors decreased 45% from 3Q07 and 52% from 2Q08 to US$18.8 million in 3Q08. Unit shipments of baseband semiconductors decreased 47% from 3Q07 and 53% from 2Q08. Nearly all baseband semiconductor shipments in the third quarter were 2G/2.5G related products. 3G products accounted for approximately 1% of the baseband shipments in 3Q08. The average selling price per unit for baseband semiconductors increased by 4% from 3Q07 and 3% from 2Q08 due to better product mix.

Revenue from turnkey solutions decreased during the quarter by 73% from 3Q07 and 20% from 2Q08 to US$1.2 million, as a result of the Company’s ongoing plan to phase out its modules business.

Gross Margin

The gross margin for the quarter was 43.7%, down from 45.6% in 3Q07 and 45.2% in 2Q08. The non-GAAP gross margin was 44.3%, down from 45.7% in 3Q07 and 45.4% in 2Q08.

The cost of revenue in 3Q08 totaled US$11.2 million, representing decreases of 46% from 3Q07 and 49% from 2Q08. The year-over-year and sequential decreases were attributed to a decline in total sales volume.

Operating Margin

In 3Q08, the Company finalized its purchase accounting related to the acquisition of Quorum Systems. As a result, the Company recognized as an operating expense US$6.6 million IPR&D charge related to the Quorum acquisition. The Company also reviewed its long-lived assets for impairment when indicators of impairment occurred. The Company recognized US$17.5 million impairment loss in 3Q08, which included US$12.7 million of impairment loss in IP acquired from Quorum and US$4.8 million of impairment loss in other long-lived assets.

As a result of these expenses, the Company’s operating margin was -159.0% in 3Q08, compared to 11.7% in 3Q07 and 4.2% in 2Q08. The year-over-year and sequential decreases in operating margin were primarily attributed to US$6.6 million of IPR&D expense related to the Quorum acquisition and US17.5 million of impairment loss of long-lived assets together with a decline in sales volume. Excluding stock-based compensation expense, the amortization of intangibles from the Quorum acquisition, IPR&D expense related to the Quorum acquisition and impairment loss of long-lived assets, the non-GAAP operating margin in 3Q08 was -24.1%, down from 15.7% in 3Q07 and 9.8% in 2Q08.

3	11/7/2008

Total operating expenses in 3Q08, which include selling, general and administrative (SG&A) expenses and R&D expenses, were US$40.5 million, representing increases of 210% from 3Q07 and 146% from 2Q08. Excluding stock-based compensation expense, the amortization of intangibles from the Quorum acquisition, IPR&D expense related to the Quorum acquisition and impairment loss of long-lived assets, total non-GAAP operating expenses in 3Q08 were US$13.7 million, compared to US$11.6 million in 3Q07 and US$14.3 million in 2Q08. Total non-GAAP operating expenses for the quarter represented 68.5% of revenue.

SG&A expenses increased in 3Q08 by 14% from 3Q07 and decreased 10% from 2Q08. The year-over-year dollar increase was driven primarily by higher stock-based compensation expense and higher professional fees, partially offset by lower employee salary and benefits expenses. The sequential dollar decrease was driven primarily by lower expenses in employee salary and benefits, investor relations and marketing, partially offset by higher stock-based compensation expense.

Recurring R&D expenses in 3Q08 increased 31% year-over-year and 4% sequentially. The year-over-year dollar increase was driven primarily by the Company’s efforts to expand its product portfolio and the acquisition of Quorum Systems, which is primarily a research and development center. The sequential dollar increase was primarily due to higher software license and maintenance fees and stock-based compensation, partially offset by lower non-recurring engineering and amortization expenses.

Non-Operating Income

In 3Q08, the Company recorded net interest income of US$0.5 million, representing a decrease of US$1.1 million from 3Q07 and flat from 1Q08. The year-over-year decrease was primarily attributed to interest earned from investing a lower balance of cash and cash equivalents as well as declines in interest rates.

In 3Q08, the Company also recognized other income of US$0.3 million, approximately flat from 3Q07 and a decrease of US$0.7 million from 2Q08. The sequential decrease was primarily attributed to a decrease in foreign exchange gain.

Earnings

Diluted loss per ADS was US$0.71, down from diluted earnings of US$0.13 in 3Q07 and US$0.06 in 2Q08. Excluding stock-based compensation expense, the amortization of intangibles from the Quorum acquisition, IPR&D expense related to the Quorum acquisition and impairment loss of long-lived assets, non-GAAP diluted loss per ADS for 3Q08 was US$0.10, down from diluted earnings of US$0.16 in 3Q07 and US$0.11 in 2Q08.

The Company’s net loss totaled US$31.3 million in 3Q08, compared to net income of US$6.1 million in 3Q07 and net income of

4	11/7/2008

US$2.6 million in 2Q08. The net margin was -156.5%, down from 15.7% in 3Q07 and 6.5% in 2Q08. Excluding stock-based compensation expense, amortization of intangibles from the Quorum acquisition, IPR&D expense related to the Quorum acquisition and impairment loss of long-lived assets, non-GAAP net margin was -21.6% in 3Q08, down from 19.7% in 3Q07 and 12.1% in 2Q08.

Balance Sheet and Cash Flow

As of September 30, 2008, the Company had US$66.3 million in cash and cash equivalents, which represented a decrease of US$2.6 million from June 30, 2008. The Company also had $6.6 million in term deposits with maturity dates over 90 days. In 3Q08, the Company generated US$0.2 million cash from operating activities, and used US$2.1 million cash on property and equipment and US$0.6 million on intangible assets.

Accounts receivable (A/R) decreased by US$6.0 million from US$17.4 million at June 30, 2008 to US$11.4 million at September 30, 2008. As a result of the decrease in sales, average A/R days increased from 21 days to 66 days. As of October 31, 2008, the Company has collected US$2.6 million of its A/R and US$5.6 million of the outstanding receivables was past due. The Company has received reassurance that the US$5.6 million will be paid in the fourth quarter. Inventory at September 30, 2008 was US$18.0 million, an increase of $0.2 million from June 30, 2008, and the inventory days increased from 73 days to 146 days as a result of the slower sales volume. Total assets as of September 30, 2008 were US$203.9 million, down 19% from US$250.6 million at June 30, 2008. The decrease in total assets was primarily attributed to reductions in intangible assets due to impairment and goodwill per finalization of purchase accounting.

Current liabilities decreased from US$32.6 million at June 30, 2008 to US$30.7 million at September 30, 2008, primarily due to a decrease in advance from customers as a result of slower sales volume, accrued warranty and accounts payable, partially offset by an increase in the current portion of long term notes payable. Long-term liabilities at September 30, 2008 were US$1.3 million, compared to US$16.9 million at June 30, 2008, primarily due to an adjustment in deferred tax liability per finalization of purchase accounting and reclassification from long-term notes payable to short-term notes payable, as a US$0.7 million interest-free loan becomes due in 3Q09.

Business Outlook:

As stated earlier in this press release, conditions in the Chinese mobile phone market remain challenging. In recent weeks, customers have turned more cautious in their business outlook for this quarter, as impact of the global financial crisis begins to spread. As a result, Spreadtrum currently expects fourth quarter revenue to be approximately flat or slightly better than the third quarter of 2008. Spreadtrum estimates its 4Q08 gross margin to be approximately 40% and its 4Q08 operating expenses to be in the range of US$15-16 million.

5	11/7/2008

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 8:00 am US Eastern Time on November 7, 2008. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

USA (Toll Free):	1 888 680 0878
USA (Toll):	1 617 213 4855
Hong Kong (Toll Free):	800 962 844
China (Toll Free):	10 800 130 0399
Participant Passcode:	3627 9406

Pre-registration (optional):

https://www.theconferencingservice.com/prereg/key.process?key=PJFMME98R

A replay of the conference call will be available for seven days via the following telephone numbers:

USA (Toll Free):	1 888 286 8010
USA (Toll):	1 617 801 6888
Participant Passcode:	8068 4449

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation, amortization of intangibles from the Quorum acquisition, in process R&D expense from the Quorum acquisition, and impairment loss of long-lived assets. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation, amortization of intangibles from the Quorum acquisition, in process R&D expense from the Quorum acquisition, and impairment loss of long-lived assets.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS is calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Listed below are the share-based compensation amounts included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release. A reconciliation of GAAP to non-GAAP results is presented after the consolidated balance sheets.

	Three months ended
	September 30, 2007	June 30, 2008	September 30, 2008
	(in thousands of US dollars)
Share-based compensation:
Cost of revenue	$54	$89	$121
Research and development	582	773	1,185
Selling, general, and administrative	891	803	1,108

6	11/7/2008

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended			Change from
	September 30, 2007	June 30, 2008	September 30, 2008	3Q07	2Q08
Revenue	$38,570	$40,227	$19,977	(48)%	(50)%
Cost of revenue	20,996	22,063	11,242	(46)%	(49)%

Gross profit	17,574	18,164	8,735	(50)%	(52)%
Operating expenses
Research & development	8,997	11,316	11,756	31%	4%
Selling, general & administrative	4,059	5,176	4,647	14%	(10)%
IPR&D expense acquired per Quorum acquisition	—	—	6,612	N/A	N/A
Impairment loss of long-lived assets	—	—	17,484	N/A	N/A

Total operating expenses	13,056	16,492	40,499	210%	146%

Operating income (loss)	4,518	1,672	(31,764)	(803)%	(2,000)%
Non-operating income (expense)
Interest income	1,676	535	530	(68)%	(1)%
Interest expense	(18)	(42)	(54)	200%	29%
Other income, net	347	944	289	(17)%	(69)%

Total non-operating income	2,005	1,437	765	(62)%	(47)%

Income (loss) before tax	6,523	3,109	(30,999)	(575)%	(1,097)%
Income tax expense	465	496	259	(44)%	(48)%

Net income (loss)	$6,058	$2,613	$(31,258)	(616)%	(1,296)%

Income (loss) per ADS, basic	$0.14	$0.06	$(0.71)	(607)%	(1,283)%
Income (loss) per ADS, diluted	$0.13	$0.06	$(0.71)	(646)%	(1,283)%

Margin analysis:
Gross margin	45.6%	45.2%	43.7%
Operating margin	11.7%	4.2%	(159.0)%
Net margin	15.7%	6.5%	(156.5)%

Weighted average ADS equivalent: [1]
Basic	42,005,199	44,252,776	43,935,121
Diluted	46,940,325	46,226,362	43,935,121

ADS equivalent outstanding at end of period	42,191,367	43,872,135	43,991,458

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

7	11/7/2008

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Nine months ended		Change
	September 30, 2007	September 30, 2008
Revenue	$96,924	$99,702	3%
Cost of revenue	53,493	55,051	3%

Gross profit	43,431	44,651	3%
Operating expenses
Research & development	22,945	34,039	48%
Selling, general & administrative	12,128	14,597	20%
IPR&D expense acquired per Quorum acquisition	—	6,612	N/A
Impairment loss of long-lived assets	—	17,484	N/A

Total operating expenses	35,073	72,732	107%

Operating income (loss)	8,358	(28,081)	(436)%
Non-operating income (expense)
Interest income	2,414	1,860	(23)%
Interest expense	(30)	(131)	(337)%
Other income, net	794	1,870	136%

Total non-operating income	3,178	3,599	13%

Income (loss) before tax	11,536	(24,482)	(312)%
Income tax expense	665	1,385	108%

Net income (loss)	$10,871	$(25,867)	(338)%

Income (loss) per ADS, basic	$0.59	$(0.59)	(200)%
Income (loss) per ADS, diluted	$0.26	$(0.59)	(327)%

Margin analysis:
Gross margin	44.8%	44.8%
Operating margin	8.6%	(28.2)%
Net margin	11.2%	(25.9)%

Weighted average ADS equivalent: [2]
Basic	18,307,807	43,784,579
Diluted	41,531,113	43,784,579

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

8	11/7/2008

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

	December 31, 2007 (audited)	June 30, 2008* (unaudited)	September 31, 2008* (unaudited)
Cash and cash equivalents	$157,038	$68,930	$66,285
Term deposit	—	6,561	6,600
Accounts receivable, net	2,198	17,412	11,368
Inventories	25,054	17,799	18,021
Deferred tax assets	392	392	345
Prepaid expenses and other current assets	5,650	6,767	8,206

Total current assets	190,332	117,861	110,825

Property and equipment, net	23,046	25,875	26,209
Acquired intangible assets, net	14,220	48,465	22,191
Goodwill	—	46,789	32,345
Deferred tax assets	1,222	1,227	1,361
Other long term assets	8,102	10,404	11,009

Total assets	236,922	250,621	203,940

Current portion of long term loan	685	2,916	3,667
Accounts payable	24,857	13,307	12,607
Advances from customers	1,210	1,265	308
Income tax payable	3,088	3,392	3,737
Accrued expenses and other current liabilities	13,773	11,728	10,385

Total current liabilities	43,613	32,608	30,704

Long term loan	3,423	729	—
Deferred tax liabilities	37	14,365	37
Other long-term obligations	1,954	1,823	1,308

Total long term liabilities	5,414	16,917	1,345

Total liabilities	49,027	49,525	32,049
Shareholders’ equity	187,895	201,096	171,891

Total liabilities & shareholders’ equity	$236,922	$250,621	$203,940

*	The financial information at June 30, 2008 includes preliminary valuation of Quorum, while the financial information at September 30, 2008 includes final valuation of Quorum.

9	11/7/2008

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

Revenue (US$000)	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
Baseband Semiconductor	$22,645	$20,589	$27,357	$34,161	$44,971	$35,532	$38,713	$18,765
Turnkey Solutions	8,317	5,578	4,830	4,409	3,571	3,966	1,514	$1,212
Total	$30,962	$26,167	$32,187	$38,570	$48,542	$39,498	$40,227	$19,977

As % of Total Revenue
Baseband Semiconductor	73%	79%	85%	89%	93%	90%	96%	94%
Turnkey Solutions	27%	21%	15%	11%	7%	10%	4%	6%

Gross Margin	46.4%	42.9%	45.5%	45.6%	45.5%	44.9%	45.2%	43.7%

10	11/7/2008

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	September 30, 2007	June 30, 2008	September 30, 2008
Cost of revenue	$20,996	$22,063	$11,242
Adjustment for share-based compensation	(54)	(89)	(121)

Cost of revenue (non-GAAP)	$20,942	$21,974	$11,121

Operating income (loss)	$4,518	$1,672	$(31,764)
Adjustment for share-based compensation within:
Cost of revenue	54	89	121
Research and development	582	773	1,185
Selling, general, and administrative	891	803	1,108
Adjustment for amortization of intangibles from Quorum acquisition within research and development	—	600	435
Adjustment for IPR&D expense acquired per Quorum acquisition	—	—	6,612
Adjustment for Impairment loss of long-lived assets	—	—	17,484

Operating income (loss) (non-GAAP)	$6,045	$3,937	$(4,819)

Net income (loss)	$6,058	$2,613	$(31,258)
Adjustment for share-based compensation within:
Cost of revenue	54	89	121
Research and development	582	773	1,185
Selling, general, and administrative	891	803	1,108
Adjustment for amortization of intangibles from Quorum acquisition within research and development	—	600	435
Adjustment for IPR&D expense acquired per Quorum acquisition	—	—	6,612
Adjustment for impairment loss of long-lived assets	—	—	17,484

Net income (loss) (non-GAAP) *	$7,585	$4,878	$(4,313)

Income (loss) per ADS, diluted	$0.13	$0.06	$(0.71)
Adjustment for share-based compensation	0.03	0.04	0.05
Adjustment for amortization of intangibles from Quorum acquisition	—	0.01	0.01
Adjustment for IPR&D expense acquired per Quorum acquisition	—	—	0.15
Adjustment for impairment loss of long-lived assets	—	—	0.40

Income (loss) per ADS, diluted (non-GAAP)*	$0.16	$0.11	$(0.10)

Gross margin	45.6%	45.2%	43.7%

Adjustment for share-based compensation	0.1%	0.2%	0.6%

Gross margin (non-GAAP)	45.7%	45.4%	44.3%

Operating margin	11.7%	4.2%	(159.0)%
Adjustment for share-based compensation	4.0%	4.1%	12.1%
Adjustment for amortization of intangibles from Quorum acquisition	—	1.5%	2.2%
Adjustment for IPR&D expense acquired per Quorum acquisition	—	—	33.1%
Adjustment for impairment loss of long-lived assets	—	—	87.5%

Operating margin (non-GAAP)	15.7%	9.8%	(24.1)%

Net margin	15.7%	6.5%	(156.5)%
Adjustment for share-based compensation	4.0%	4.1%	12.1%
Adjustment for amortization of intangibles from Quorum acquisition	—	1.5%	2.2%
Adjustment for IPR&D expense acquired per Quorum acquisition	—	—	33.1%
Adjustment for impairment loss of long-lived assets	—	—	87.5%

Net margin (non-GAAP)*	19.7%	12.1%	(21.6)%

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

11	11/7/2008

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding diminished possibility for a rebound in the Company’s business in the fourth quarter, expectations for some improvement in the fourth quarter that will be much more subdued than previously expected, the Chinese mobile phone market still offering attractive growth potential in the longer term, our mobile TV chip being well positioned by having the right features at very attractive price points, our expectation that Dr. Leo Li’s skill and experience will be useful as we strive to improve product quality and better serve our customers, $5.6 million of outstanding receivables being paid in the fourth quarter, the Company’s expectations with respect to revenue, gross margin, and operating expenses for the fourth quarter, and efforts to improve quality, customer service, reducing expenses, allocating resources, and re-evaluate priorities. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the Company’s ability to integrate Quorum’s operations into its own; the Company’s ability to successfully produce and market Quorum’s RF transceivers in volume; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, and the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com

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